
March 28, 2012

Via E-mail
Tony Liu
Chairman and Chief Executive Officer
(Principal Executive Officer)
American Oriental Bioengineering, Inc.
1 Liangshuihe First Ave
Beijing E-Town Economic and Technology Development Area, E-Town,
Beijing, 100176, People's Republic of China Beijing, People's Republic of China 100176

> **Re:** **American Oriental Bioengineering, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011 and Amended November 14, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 001-32569**

Dear Mr. Liu:

We verbally communicated follow up comments to your February 8, 2012 response to a member of the Company's external legal counsel on the above captioned filing on March 6, 2012. As of the date of this letter, the following comments remain outstanding and unresolved.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Period Ended September 30, 2011

Notes To Condensed Consolidated Financial Statements
Note 11 – Receivable For Disposal of Investment, page 19

1.  Please refer to your response to our comment two. If such amount is not received by the date you file the Form 10-K for the fiscal year ended December 31, 2011, please confirm that you will disclose the $5 million in cash consideration and the equity interests received, as well as the date you expect to receive the remaining amount from the buyer, as well as a statement indicating why you believe the balance is collectible.

Note 17 – Convertible Notes, page 20

2.  Please refer to your response to our comment three.  Please confirm that you will also disclose in future filings beginning with your Form 10-K for the fiscal year ended December 31, 2011 the fair value of the notes as required by ASC 825-10-50-10.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant